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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                SCHEDULE 14D-1/A

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (FINAL AMENDMENT)


                            ------------------------


             BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. V,
                             A LIMITED PARTNERSHIP
                            (NAME OF SUBJECT ISSUER)

                       EVEREST TAX CREDIT INVESTORS, LLC
                      EVEREST TAX CREDIT INVESTORS II, LLC
                                   (BIDDERS)

                               UNITS OF INTEREST
                         (TITLE OF CLASS OF SECURITIES)

                                   100650407
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                               W. ROBERT KOHORST
                           EVEREST PROPERTIES II, LLC
                       199 SOUTH ROBLES AVENUE, SUITE 440
                           PASADENA, CALIFORNIA 91101
                                 (626) 585-5920
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------

                                    COPY TO:
                            PETER J. TENNYSON, ESQ.
                            VINCENT D. LOWDER, ESQ.
                     PAUL, HASTINGS, JANOFSKY & WALKER LLP
                               SEVENTEENTH FLOOR
                             695 TOWN CENTER DRIVE
                       COSTA MESA, CALIFORNIA 92626-1924
                                 (714) 668-6200
                            ------------------------

                           CALCULATION OF FILING FEE

  Transaction Valuation*: $2,362,500                  Amount of Filing Fee: $473



 * For purposes of calculating the filing fee only. This amount assumes the purchase of 3,500 units of interest of the subject partnership for $675 per unit in cash. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.



[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.



   Amount Previously Paid: $473  Filing Party: Everest Tax Credit Investors, LLC


   Form or Registration No.: Schedule 14D-1          Date Filed: August 11, 1997

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                     Index to Exhibits Located at Page: N/A

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                                 SCHEDULE 14D-1
---------------------------------------
    CUSIP No.: 100650407
---------------------------------------


---------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         EVEREST TAX CREDIT INVESTORS, LLC
---------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)      [X]
                                                                  (b)      [ ]
---------------------------------------------------------------------------------------------
    3    SEC USE ONLY
---------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS
         AF
---------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
         REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)
---------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA
---------------------------------------------------------------------------------------------
    7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
         THE REPORTING PERSONS COLLECTIVELY OWN 929.5 UNITS.
---------------------------------------------------------------------------------------------
    8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                      [ ]
         EXCLUDES CERTAIN SHARES
---------------------------------------------------------------------------------------------
    9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         APPROXIMATELY 1.4%
---------------------------------------------------------------------------------------------
   10    TYPE OF PERSON REPORTING
         OO
---------------------------------------------------------------------------------------------


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

                                     14D-1
---------------------------------------
     CUSIP No. 100650407
---------------------------------------


---------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         EVEREST TAX CREDIT INVESTORS II, LLC
---------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      [X]
                                                                  (b)      [ ]
---------------------------------------------------------------------------------------------
    3    SEC USE ONLY
---------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS
         AF
---------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
         REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)
---------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA
---------------------------------------------------------------------------------------------
    7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
         THE REPORTING PERSONS COLLECTIVELY OWN 929.5 UNITS.
---------------------------------------------------------------------------------------------
    8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                      [ ]
         EXCLUDES CERTAIN SHARES
---------------------------------------------------------------------------------------------
    9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         APPROXIMATELY 1.4%
---------------------------------------------------------------------------------------------
   10    TYPE OF PERSON REPORTING
         OO
---------------------------------------------------------------------------------------------


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


     This Final Amendment amends the Tender Offer Statement on Schedule 14D-1 filed with the Commission on August 11, 1997, as amended by Amendment No. 1 filed with the Commission on August 20, 1997, by Everest Tax Credit Investors, LLC, a California limited liability company and Everest Tax Credit Investors II, LLC, a California limited liability (collectively, the "Purchaser") (the "Schedule 14D-1"). As amended, this statement relates to the Offer by the Purchaser to purchase up to 3,500 of the units of interest (the "Units") of the Partnership at $675 per Unit, less the amount of Distributions (as defined in the Offer to Purchase) per Unit, if any, made by the Partnership after July 31, 1997, and less any tax credits allocable to selling Unitholders after September 30, 1997, and less any Partnership transfer fees, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 11, 1997, as it may be supplemented or amended from time to time (the "Offer to Purchase"), including by the Notice of Increase and Supplement to the Offer to Purchase dated August 20, 1997 (the "Supplement") and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the "Letter of Transmittal," which, together with the Offer to Purchase and the Supplement constitute the "Offer"), to include the terms set forth below. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase. The following items are amended as follows:



ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.



     Items 6(a) and (b) are hereby amended by adding the following:



     The Offer expired according to its terms at 12:00 midnight, New York City time, on Tuesday, September 9, 1997. Purchaser has purchased 929.5 Units in accordance with the terms of the Offer.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 12, 1997


                                          EVEREST TAX CREDIT INVESTORS, LLC and
                                          EVEREST TAX CREDIT INVESTORS II, LLC

                                          By: EVEREST PROPERTIES II, LLC,
                                          Manager


                                          By: /s/ DAVID I. LESSER

                                            ------------------------------------

                                            David I. Lesser


                                            Executive Vice President


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